

October 27, 2011

VIA E-mail
Randal J. Rabe
Senior Vice President and Chief Financial Officer
United Bancorp, Inc.
2723 South State Street.
Ann Arbor, MI 48104

> **Re: United Bancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the quarterly period ended March 31, 2011**
> **Filed April 22, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed July 22, 2011**
> **File No. 0-16640**

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David S. Irving

David S. Irving
Reviewing Accountant